

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04011301

February 10, 2004

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2004

Re: The Boeing Corporation
Incoming letter dated December 23, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Boeing by the John Chevedden. We also have received a letter from the proponent dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

12927

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
Smorgan@perkinscoie.com

December 23, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Independent Board Chairman Submitted by John Chevedden for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 4, 2003, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from John Chevedden (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as

Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to an independent board chairman and states:

> *RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as Chairman of the Board of Directors.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

2. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden, in his own right as a shareholder, has submitted this Proposal. In addition, he has submitted four other proposals in his capacity as "proxy" for certain shareholders. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with Mr. Chevedden as proxy;

2. A proposal recommending that the Company's Board declassify itself, "submitted by" Ray T. Chevedden, with Mr. Chevedden as proxy;

3. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul, with Mr. Chevedden as proxy; and

4. A proposal requesting a Board policy that directors and executive officers commit to hold a certain level of Company stock obtained through exercise of stock options, "submitted by" David Watt, with Mr. Chevedden as proxy.

A copy of each of these proposals is attached to this letter as **Exhibits B** through **E**.

We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of "proxy" for other shareholders, constitute a clear abuse of the plain wording and intent of the Rule 14a-8. Given the nature and magnitude of the abuse of process considered here, we are asking the Staff to permit the Company to omit from its 2004 Proxy Statement the proposals submitted to the Company by Mr. Chevedden (other than the instant Proposal). Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the Commission during the 2003, 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Feb. 26, 2003) (proposal regarding annual election of directors); *The Boeing Co.* (Feb. 26, 2003) (proposal regarding shareholder rights plans); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding an independent board chairman); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding shareholder approval for golden parachutes); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding performance-based stock options); *The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb. 7, 2001).

Among other issues, Mr. Chevedden's purported submission of multiple proposals as "proxy" for other shareholders puts the Company in a difficult position in the matter of disclosing to its shareholders the identity of the true proposal proponents. Mr. Chevedden would have us name as the proposal proponents the shareholders for whom he acts as proxy. However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to these proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent for each of the proposals. Were the Company to do otherwise, its proxy statement would misleadingly suggest that each of the proposals at issue here was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

We know of at least one instance where the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.* (Jan. 24, 2001) ("*TRW*") (proposal excluded based on Proponent's solicitation of nominal proponent and fact that Proponent had drafted proposal). The relief granted in *TRW* was short-lived, however, because Mr. Chevedden now does not include the shareholder's telephone number, and often omits the shareholder's address, in any correspondence regarding the proposals in order to preclude the target company from contacting the shareholder so that it may develop a *TRW*-type no-action letter. Nevertheless, we believe that Mr. Chevedden's consistent and repeated abuse of the one proposal per proponent rule, Rule 14a-8(c), merits and provides a sufficient basis for the relief the Company is requesting. Accordingly, we ask that the Staff concur that the Company may omit the shareholder proposals that Mr. Chevedden has submitted to the Company as "proxy" for other shareholders.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The Company has already reorganized the structure of its Board of Directors (the "Board") so that an independent director now serves as chairman of the Board.

On December 1, 2003, the Company issued a broadly disseminated press release and filed a Form 8-K announcing the resignation of Phil Condit, its Chairman and Chief Executive Officer, and the appointment of Lewis E. Platt as nonexecutive Chairman of the Board and Harry C. Stonecipher as President and Chief Executive Officer. A copy of the Form 8-K and the accompanying press release is attached to this letter as **Exhibit F**. By this action, the Company's Board determined that it is appropriate at this time to split the functions of Board Chairman and Company Chief Executive Officer. The Company's bylaws were also amended to clarify that a nonexecutive could hold the position of Board Chairman.

Importantly, the Company's new nonexecutive Chairman of the Board, Mr. Platt, is an independent director consistent with the standards imposed by the New York Stock Exchange. The Proponent advocates that the Chairman be independent "according to the 2003 Council of Institutional Investors [("CII")] definition," but fails to state what that definition is in the resolution or the supporting statement. We believe, however, that Mr. Platt meets the definition of independence currently posted on CII's website, http://www.cii.org/dcwascii/web.nsf/doc/council_indepdirectdef.cm, which states that "[a]n independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship." A copy of CII's definition and implementing guidelines is attached to this letter as **Exhibit G**.

Under Rule 14a-8(i)(10), a company may exclude a proposal if the Company is already doing—or substantially doing—what the proposal seeks to achieve. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters, which have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *Exchange Act Release No. 20091* (Aug. 16, 1983). Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See SEC Release No. 34-20091* (Aug. 16, 1983), at II.E.6.

As noted, shareholder proposals are considered substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. Moreover, the fact that a proposal is not implemented through a bylaw amendment is not necessarily dispositive, since even a bylaw provision would be subject to a future revocation by the board in the exercise of its fiduciary duties. See, for example, *AutoNation, Inc.* (Mar. 5, 2003) ("*AutoNation*"), where the Staff did not object to the omission of a proposal requesting that the board "not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote" because the board had adopted a policy implementing the proposal. AutoNation noted that the proponent did not

> provide any precedent or support for Proponent's implication that the Division is precluded from finding "substantial implementation" of the Proposal as a result of the Policy being subject to future revocation by the Board. . . . The

> revocability of the Policy is consistent with other Company policies and the well-settled principle of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. . . . Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

See also Citigroup, Inc. (Feb. 25, 2003) (proposal requesting shareholder approval of shareholder rights plan was excludable because Company's board of directors had adopted a similar policy); *The Talbots Inc.* (Apr. 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company had formerly established and implemented similar standards); *The Gap, Inc.* (Mar. 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code and discussed child labor issues with share owners).

We believe *General Electric Co.* (Jan. 28, 2003) ("*General Electric*"), in which the Staff did not grant no-action relief under Rule 14a-8(i)(10) on a similar proposal, is distinguishable. In *General Electric,* the company unsuccessfully argued that a proposal requesting that the board amend the bylaws to require that an independent director serve as chairman of the board was moot. GE argued that the proposal had been substantially implemented because the company had recently announced several structural changes to its board, intended to achieve what GE characterized as the "essential objective of the proposal—to address the perceived pitfalls of having unitary leadership of the Company by making changes in the leadership structure of the Board of Directors." However, although GE's structural changes included establishment of the position of an independent lead director, they did not include a separation of the role of chairman and chief executive officer. The Staff denied GE's request for relief under Rule 14a-8(i)(10).

In our view, the Company has substantially implemented the Proposal by splitting the functions of Board Chairman and Company Chief Executive Officer at this time. The Company's action is distinguishable from *General Electric*. Unlike GE, the Company is not arguing that it has adopted other policies that are intended to indirectly accomplish the intent of the proposal. Rather, the Company has instituted a Board structure that is directly responsive to the Proposal. The fact that the Board structure was not implemented through an amendment to the bylaws should not be dispositive, since even a bylaw provision would be subject to future revocation by the Board in the exercise of its fiduciary duties. *See AutoNation.* Accordingly, we believe that asking the Company's shareholders to consider a matter that has been favorably acted upon by the Board would only confuse shareholders and waste corporate resources on a matter that is now moot. *SEC Release No. 34-12598* (July 7, 1976).

We also believe that no-action letters where the Staff has denied no-action relief under Rule 14a-8(i)(10) for board committee "independence" proposals are also distinguishable because the companies' policies did not fully meet the "independence" standard called for by the proposals. *See The Boeing Co.* (Feb. 7, 2002) (Staff did not permit the company to omit a shareholder proposal recommending a bylaw provision that the board "nominate independent directors to key board committees to the fullest extent possible" notwithstanding the Company's representation that its audit, compensation, and governance and nominating committee charters already stated that each should consist of "three or more directors who are not members of management"); *AMR Corp.* (Apr. 3, 2002) (no relief under Rule 14a-8(i)(10) even though company's bylaws and board policies required that the audit, compensation and nominating committees consist solely of nonemployee directors who meet NYSE requirements (for the audit committee) and Commission and IRS requirements (for the compensation committee) although the current committee members were independent under the definition proposed by the proponent).

2. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

Because the Proposal fails to give any description of the "*2003 Council of Institutional Investors definition*" included in the Proposal, the Proposal is impermissibly vague and indefinite such that the Company's shareholders would not know what they are voting on, and in particular, they would not know how the Proposal definition differs from the new New York Stock Exchange definition of independent directors.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules.

By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has indicated that proposals may be excluded if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See, e.g., Woodward Governor Co.* (Nov. 26, 2003) (proposal requesting "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); *General Electric Co.* (Feb. 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (Oct. 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies).

We note in particular that the Staff has permitted companies to exclude proposals requesting that the company adopt a particular definition or set of guidelines when the proposal or supporting statement failed to include any description of the substantive provisions of the definition or set of guidelines being recommended. For example, in *Smithfield Foods, Inc.* (July 18, 2003) ("*Smithfield*"), the company received a proposal requesting that management "prepare a report based upon the Global Reporting Initiative." The proposal was devoid of any definition or description of the Global Reporting Initiative. The company argued that, on its face, the proposal and supporting statement did not adequately inform shareholders of what they would be voting on or what the company would be required to do if the proposal were approved, and therefore the proposal was excludable under Rule 14a-8(i)(3). The Staff concurred. Similar decisions have been reached in *Johnson & Johnson* (Feb. 7, 2003) ("*J&J*") (proposal requesting adoption of Glass Ceiling Commission's business recommendations) and *Kohl's Corp.* (Mar. 13, 2001) (proposal requesting implementation of the "SA8000 Social Accountability Standards").

We believe that *General Electric* is distinguishable on these grounds. In *General Electric*, the Staff declined to permit GE to omit a proposal from Mr. Chevedden recommending that GE's Board "amend the bylaws to require that an independent director, who has not served as CEO of the [c]ompany, shall serve as Chairman of the Board of Directors." GE unsuccessfully argued that the proposal was impermissibly vague and indefinite because it did not include or reference any definition of independence, unlike "numerous [other] share owner proposals involving Mr. Chevedden." Moreover, notwithstanding the fact that GE had recently adopted a definition of independence "that goes beyond the requirements of the proposed listing standards of the New York Stock Exchange," GE argued that neither its shareholders nor its Board would "know whether that definition is appropriate for implementing the [p]roposal, or whether the [p]roposal intended to use one of the other definitions that Mr. Chevedden has used in past proposals—or yet a different definition."

In our view, the Proposal and request for relief under Rule 14a-8(i)(3) are distinguishable from the Staff's decisions in *General Electric.* In that letter the company argued that the proposal was vague and indefinite because it simply did not include or reference any definition of independence at all. Here, the Proposal does include a reference to a definition, but does not adequately describe or delineate that definition.

Just as the proposals in *Smithfield, J&J* and *Kohl's Corp.* did, the Proposal recommends the adoption of a particular definition and set of guidelines but fails to even describe or enumerate the substance of the definition and guidelines. At its most basic level, the Proposal is asking the Company's shareholders to vote on a definition—without even giving shareholders that definition. In our view, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on. Accordingly, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements that are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain false or misleading statements, inappropriately cast the Proponent's opinions as statements of fact or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). Mr. Chevedden is well aware of the requirements of Rule 14a-8(i)(3). The Staff repeatedly has directed Mr. Chevedden to delete or revise such statements in his shareholder proposals. *See, e.g., AMR Corp.* (Apr. 4, 2003); *Sabre Holdings Corp.* (Mar. 20, 2003); *The Boeing Co.* (Feb. 26, 2003); *Weyerhaeuser Co.* (Jan. 16, 2003); *Southwest Airlines Co.* (Mar. 25, 2002); *Alaska Air Group* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002); *General Motors* (Mar. 27, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *UAL Corp.* (Feb. 9, 2001); *Electronic Data Systems* (Mar. 24, 2000). In our view, the Proposal contains several such statements. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, the following statement is properly excludable unless modified because it is the Proponent's own opinion cast as a statement of fact:

- **[paragraph 3, last sentence]** *"An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors."*

- **[paragraph 5, first sentence]** *"How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance?"*

The first statement and the second rhetorical question, which is really a statement, inappropriately cast the Proponent's opinion as a statement of fact. The Proponent should qualify the foregoing statement by adding "The Proponent believes," "In the opinion of the Proponent," or some other acceptable variation. *See Farmer Bros. Co.* (Nov. 28, 2003); *Monsanto Co.* (Nov. 26, 2003). Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

Second, **paragraph 5** includes a quote attributed to a "blue-ribbon commission of the National Association of Corporate Directors."

- **[paragraph 5]** *"it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."*

No citation is included in the text of the Proposal to assist shareholders or the Company in verifying the accuracy of this quote. We note that the Staff has repeatedly directed the Proponent to include accurate citations to the source of quotes included in his proposals. *See Monsanto Co.* (Nov. 26, 2003); *AMR Corp.* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); *The Boeing Co.* (Feb. 26, 2003). We note that the Proponent provided a reference to the Council of Institutional Investors Corporate Governance Policies in the correspondence accompanying his Proposal, but it is unclear whether this reference was intended to support the statement in **paragraph 5**. In our view, the Proponent should specifically identify or provide factual support in the form of a citation to a specific source for the foregoing statement *in the text* of the Proposal. The Proponent should provide full and accurate citations, including the title and author of the article quoted, so that shareholders can more easily access the information. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See FirstEnergy Corp.* (Mar. 10, 2003) (directing the proponent to provide a citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing the proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to provide a citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

* * * * *

For the foregoing reasons, we believe that the Proposal or portions thereof may be omitted from the Company's 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Reference:
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company fails to locate references and list the specific items.

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



10/27/03

cc: James C. Johnson
Corporate Secretary

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: James C. Johnson
Corporate Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.

Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

Exhibit D

James Janopaul
1255 N. Buchanan Street
Arlington, VA 22205

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

James Janopaul [Signature] [Date] Oct 30/03

cc: James C. Johnson
Corporate Secretary

The attached proposal is submitted consistent with the above letter.
Sincerely,
[signature] November 17, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

David R. Watt 10-30-03

cc: James C. Johnson
Corporate Secretary

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **December 1, 2003**

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Commission file number 1-442

Delaware	**91-0425694**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 N. Riverside, Chicago, IL	**60606-1596**
(Address of principal executive offices)	(Zip Code)

(312) 544-2000

(Registrant's telephone number, including area code)

Item 6. Resignations of Registrant's Directors

On December 1, 2003, Philip M. Condit tendered his resignation as Chairman and Chief Executive Officer of The Boeing Company. The resignation is not the result of any disagreement with Boeing on any matter relating to its operations, policies or practices. A copy of the press release announcing Mr. Condit's resignation is filed as Exhibit 99.1 to this Form 8-K.

The Board of Directors named Harry C. Stonecipher as President and Chief Executive Officer and Lewis E. Platt as Non-executive Chairman of Boeing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BOEING COMPANY
(Registrant)

/s/ James C. Johnson

James C. Johnson

Senior Vice President, Corporate Secretary
and Assistant General Counsel
Date: December 1, 2003

Exhibit 99.1

—NEWS RELEASE—

CHICAGO, Dec. 1, 2003—Boeing [NYSE: BA] announced today that its board of directors has accepted the resignation of Phil Condit, 62, as chairman and CEO. After thorough deliberations, the board decided that a new structure for the leadership of the company is needed and named Lewis E. Platt, 62, as non-executive chairman and Harry C. Stonecipher, 67, as president and CEO, effective immediately.

Both Platt and Stonecipher are experienced leaders who are knowledgeable about the company's operations and strategy. Platt has been a member of Boeing's board of directors for four years; he is a retired chairman of the board, president and CEO of Hewlett-Packard Company. Stonecipher retired from Boeing in 2002 after working closely with Condit for five years in several roles, including vice chairman, president and chief operating officer. Stonecipher also has served as a Boeing director for six years.

"Boeing is advancing on several of the most important programs in its history and I offered my resignation as a way to put the distractions and controversies of the past year behind us, and to place the focus on our performance," Condit said. "I am proud of the strategies that have transformed Boeing into the world's largest aerospace company, and I have the highest regard and respect for Lew and Harry. They each possess the knowledge, experience and leadership to take this company to the next level. I will watch the progress of Boeing with great pride."

"The board appreciates that Phil acted with characteristic dignity and selflessness in recognizing that his resignation was for the good of the company," said the new chairman, Lew Platt. "We accepted his decision with sadness, but also with the knowledge that changes needed to be made. The board is confident that the new leadership will bring a renewed focus on execution and performance.

"The board is in unanimous agreement that the company has been pursuing the right transformation strategy and that Boeing is in excellent financial condition," he said.

"As the non-executive chairman, I will bring to bear the full strength and perspective of the board in guiding the company and assisting Harry in any way he requests. Harry will be responsible for executing our strategy and running every aspect of the company," Platt said.

"Boeing has a solid foundation for the future – strong businesses, valuable assets, and thousands of hard-working, dedicated people – and we are all deeply grateful to Phil for his contributions and accomplishments," Stonecipher said.

"We have the right strategy. The task before us is to execute. We need to strengthen our reputation with our customers, employees, investors and the communities in which we operate. Lew and I, and the entire board, are determined that the events of the last year no longer obscure the company's strengths or distract us from what we need to do. Boeing is a great company with tremendous capabilities to define the future in each of our markets and deliver consistent, profitable growth," said Stonecipher.

Lew Platt joined Hewlett-Packard in 1966 in the medical products operations and went on to manage various parts of HP's computer business. He became an executive vice president in 1987 and retired in 1999 after serving seven years as chairman, CEO and president of HP. He was the CEO of Kendall-Jackson Wine Estates from 2000 to mid-2001.

Platt earned his bachelor's degree in mechanical engineering from Cornell University and has a master's degree in business administration from the Wharton School of Business, University of Pennsylvania. He serves on the boards of 7-Eleven, The Packard Foundation and the Wharton School.

Harry Stonecipher's aerospace career spans more than 47 years from his start at General Motors' Allison Division as a lab technician to being elected vice chairman of The Boeing Company in 2001. In 1960, he joined General Electric's aircraft engine operations, and progressed through a series of engineering and program positions, ending up running the division from 1984 to 1987.

In 1987, Stonecipher left GE to join Sundstrand and shortly thereafter became president and chief operating officer. He became president and CEO in 1989 and assumed the additional office of chairman in 1991. During his seven and a half years at Sundstrand, Stonecipher repaired the company's seriously damaged customer relationship with the U.S. Department of Defense.

Stonecipher joined McDonnell Douglas in 1994 as president and CEO. In his short 33 months at the aerospace company he increased the financial performance of the enterprise, saw a four-fold increase in the share price, and led the merger with Boeing in 1997. At completion of the merger, Stonecipher was elected president and chief operating officer and a member of Boeing's board.

He has a bachelor's degree in physics from Tennessee Technological University and serves on the board of directors of PACCAR, Inc.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may constitute "forward-looking" statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward-looking statements. Forward-looking statements in this release include, but are not limited to, our expectation that the refunds will further strengthen the Company's cash balances and statements discussing the financial impact of the partial settlement. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results and future trends may differ materially depending on a variety of factors, including the continued impact of the commercial aviation downturn on overall production, as well as the impact on production or production rates for specific commercial airplane models, the continued operation, viability and growth of major airline customers and non-airline customers (such as the U.S. Government); adverse developments in the value of collateral securing customer and other financings; the occurrence of any significant collective bargaining labor dispute; additional tax settlements with the U.S. Government; our successful execution of internal performance plans, production rate increases and decreases (including any reduction in or termination of an aircraft product, including the 717, 757 and 767 models), acquisition and divestiture plans, and other cost-reduction and productivity efforts; charges from any future SFAS 142 review; an adverse development in rating agency credit ratings or assessments; the actual outcomes of certain pending sales campaigns and U.S. and foreign government procurement activities, including the timing of procurement of tankers by the U.S. Department of Defense ("DOD") in light of, among other things, the Congressional review process, an ongoing DOD investigation, and our for cause termination of our Chief Financial Officer; the cyclical nature of some of our businesses; unanticipated financial market changes which may impact pension plan assumptions; domestic and international competition in the defense, space and commercial areas; continued integration of acquired businesses; performance issues with key suppliers, subcontractors and customers; factors that could result in significant and prolonged disruption to air travel worldwide (including the status of and impacts flowing from continued warfare in Iraq and future terrorist attacks); any additional impacts from the attacks of September 11, 2001; global trade policies; worldwide political stability; domestic and international economic conditions; price escalation; the outcome of political and legal processes, including uncertainty regarding government funding of certain programs; changing priorities or reductions in the U.S. Government or foreign government defense and space budgets; termination of government or commercial contracts due to unilateral government or customer action or failure to perform; legal, financial and governmental risks related to international transactions; legal proceedings, including U.S. Government proceedings and investigations and commercial litigation related to the Evolved Expendable Launch Vehicle Program or related to the Air Force 767 Tanker Program; and other economic, political and technological risks and uncertainties. Additional information regarding these factors is contained in our SEC filings, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2002 and Form 10-Q for the periods ending March 31, 2003, June 30, 2003, and September 30, 2003.

Exhibit G


Council of Institutional Investors

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Independent Director Definition

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

- independence is critical to a properly functioning board,
- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members,
- while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:


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a. is, or in the past five years has been, employed by the corporation or an affiliate in an

s has been, employed by the corporation or an affiliate in an executive capacity;
term "executive capacity" includes the chief executive, operating, financial, legal and accounting
ting officers of a company. This includes the president, treasurer, secretary, controller and any

of a company. This includes the president, treasurer, secretary, controller and any vice-
ident who is in charge of a principal business unit, division or function (such as sales,
ministration or finance) or performs a major policymaking function for the corporation.
ffiliate" relationship is established if one entity either alone or pursuant to an arrangement with
th one or more other persons, owns or has the power to vote more than 25 percent of the equity
terest in another, unless some other person, either alone or pursuant to an arrangement with

ngement with one or more other persons, owns or has the power to vote a greater
to vote a greater percentage of the equity interest. For these purposes, equal joint
nt venture partners meet the definition of an affiliate, and officers and employees of
qual joint venture enterprises are considered affiliated.
s. A "predecessor" of the corporation is a corporation that within the last ten years
within the last ten years represented more than 80 percent of the corporation's sales or
assets when such predecessor became part of the corporation. Recent merger partners
also considered predecessors. A recent merger partner is a corporation that directly or

rger partner is a corporation that directly or indirectly became part of the corporation or a
redecessor within the last ten years and represented more than 50 percent of the corporation's
on's or predecessor's sales or assets at the time of the merger.
is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's
's consolidated sales or assets.

e past five years has been, an employee or owner of a firm that is one of the corporation's or its
affiliate's paid advisers or consultants;

d advisers or consultants;

a. is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;

NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

b. is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;
NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

c. is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

d. has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

e. is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a direct beneficiary of any donations to such an organization.

f. is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

g. is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 08/25/02

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
John Chevedden

Ladies and Gentleman:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

3] The company makes a sham argument on its purported "difficult position" on identifying proponents in the company definitive proxy. This is a complete sham because the company routinely omits the identity of all proponents. The company has made no corresponding commitment of reversing itself on this long-practiced company policy starting. A sham argument like this could or should taint the company credibility in the entire no action process.

4] The company cites a TRW case that is not similar to this case in the key determining facts. The company fails to provide any scrap of evidence to hypothesize any similarity in the key TRW determining facts compared to any proposals to Boeing.

SEC Release No. 34-20091 states the standard of substantially implemented "is whether a company's particular policies, practices and procedures compare favorably with the guideline of the proposal." Clearly an independent board chairman "at this time" does not compare favorably with "amend the bylaws to require an independent director ... shall serve as chairman of the Board of Directors."

"At this time"

No text in the shareholder proposal requests that the proposal apply only "at this time." These are the limited-effectivity words admitted to in the company request letter. There is no company provision for any durability of the "at this time" practice. The company makes no claim that the current temporary independent board chairman has any similarity in durability that the bylaw called for in this proposal.

To address this explicit bylaw proposal the company fails to provide any company governance document concerning the topic of the proposal. The company has the burden of proof yet does not provide any governance document.

5] Rule 14a-8(i)(10) states, "Substantially implemented: If the company has already substantially implemented the proposal." Rule 14a-8(i)(10) does not contain the text the company deceptively inserted into its letter "if the company is already doing–or substantially doing–what the proposal seeks to achieve."

According to the company SEC Release No. 34-20091 stated the standard of substantially implemented "is whether a company's particular policies, practices and procedures compare favorably with the guideline of the proposal." Clearly an independent board chairman "at this time" does not compare favorably to the proposal text to "amend the bylaws to require an independent director ... shall serve as chairman of the Board of Directors." "At this time" does not "compare favorably" with a typical Boeing bylaw, such as the classified board, which has been in effect since 1986.

The company quotes freely from the AutoNation argument such as "may not irreversibly bind future directors," but the company fails to make the corresponding claim that a Boeing bylaw would be "irreversible."

6] Again the company repeats the effectivity of "at this time." The company does not give any examples of its current bylaws which have the status of "at this time" and are subject to be changed as easily as making a personnel change. The company does not cite any bylaws which have been changed since 1986.

The company admits that exclusion was not concurred with in General Electric Co. (Jan. 28, 2003), The Boeing Co. (Feb. 7, 2002) and AMR Corp. (April 3, 2002).

The "at this time" independent board chairman was only enacted as a result of a management and ethics crises at Boeing. Thus it is more susceptible to being reversed once the crises subsides.

The following is relevant to the "at this time" independent board chairman. It is sourced largely from *Air Transport World*, January 2004:
On December 1, 2003 Phil Condit, Boeing chairman and CEO since 1997, resigned in wake of allegations of corporate misbehavior in Boeing's pursuit of a contract to lease 100 Boeing 767 tanker aircraft to the U.S. Air Force. Condit, 62, said he was leaving the company where he worked for more than 38 years, "as a way to put the distractions and controversies of the past year behind us."

Only a week before his fall, the company sacked Executive VP and CFO Mike Sears for his role in hiring a former U.S. government official who was a key official in the government evaluation of the tanker proposal. That former official was also fired.

The tanker controversy came in the same year that Boeing was sanctioned by the U.S. Air Force for improprieties in bidding on satellite launch vehicles. This sanction cost an estimated $1 billion in contracts.

Ironically Condit's successor as CEO, Harry Stonecipher, 67, was instrumental in bringing the sacked Mr. Sears to Boeing. Mr. Stonecipher was also a strong advocate of Mr. Condit's strategy of expanding the company beyond its core civil aircraft business into areas such as satellites which have become costly disappointments. Today with Boeing trailing Airbus in civil aircraft for the first time in history, the new Boeing CEO is Mr. Stonecipher. Ironically Mr. Stonecipher was the former McDonnell Douglas CEO who presided over the demise of the McDonnell Douglas civil aircraft business in the mid-1990s. (Source: *Air Transport World*, January 2004)

Under these emergency circumstances it would arguably be difficult for the Boeing board to appoint the controversial Mr. Stonecipher to both Chairman and CEO positions.

7] The company claims that a proposal is vague since a cited and widely-available Council of Institutional definition is not described. The company does not make a corresponding claim that the Board of Directors could not locate this definition. The company does not make the corresponding claim that directors and shareholders would not be able to readily locate the definition through the use of a search engine such as "Google."

The inscrutable company position is that the Board has implemented a purported vague proposal which is incomprehensible to the board. This would seem to be a violation of the Board's fiduciary duty. Since the author of this letter is writing on behalf of the Board the Board appears to be involved in an admission to adopting an incomprehensible proposal. Additionally the board cannot brush this off by claiming that it was forced to do an incomprehensible act by an outside authority.

It seems that if one substantially implements a proposal then one substantially understands the proposal. It also seems that if one does not substantially implement a proposal that one could claim that the proposal is incomprehensible. To argue both claims at the same time is to destroy credibility on both points – substantially implemented and a purported vague proposal.

Hence the company appears to have no credibility on either point.

8] **Hog Production – Purported Precedent**
The company claim cites a hog production case as a purported analogy for vague, Smithfield Foods, Inc. (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue – board independence which has application to all companies. The company does not claim that hog production even has one other important precedent for the conduct of the company's business.

10] The company has no factual dispute with a statement restricted by "can:" "An independent chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors." It is well-accepted since 1776 that a division of power *can* improve integrity. Improved integrity *can* logically enhance investor confidence. The company seems to base its argument on substituting "will always" in place of "can."

This proposal question addressed the inherent conflict in one person having two jobs, "How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance?" This question is consistent with the quote from *Business Week*, November 11, 2002, page 28, "How can the CEO be his own boss?"

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden
Boeing Company shareholder

cc:
Harry Stonecipher

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Corporation
Incoming letter dated December 23, 2003

The proposal requests that Boeing amend its bylaws to require that an independent director, as defined by the Council of Intuitional Investors, shall serve as chairman of the board of directors.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite because it fails to disclose to shareholders the definition of "independent director" that it seeks to have included in the bylaws. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,



Michael R. McCoy
Attorney Adviser